UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2026 (Report No. 3)

Commission File Number: 001-41402

BRENX LTD.
(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek
Rosh Haayin, 4809249 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

CONTENTS

On August 4, 2026, the Board of Directors of BrenX Ltd. (the “Company”) approved an increase in the number of ordinary shares, no par value per share, of the Company reserved for issuance under the Company’s 2013 Global Incentive Equity Scheme by 395,031 from 10,357 to 405,338 ordinary shares.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-273028, 333-283874, 333-289219, 333-290642, 333-292634, 333-293660, 333-294341, 333-295594, 333-296507, 333-296898 and 333-297567) and Form S-8 (File Nos. 333-272266, 333-278602, 333-284377 and 333-290040), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BrenX Ltd.

Date: August 13, 2026	By:	/s/ Ofir Zimmerman
		Name:	Ofir Zimmerman
		Title:	Chief Financial Officer

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